599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

CONFIDENTIAL

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Amanda Kim, Stephen Krikorian and Larry Spirgel

Re:	Build Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 22, 2021
CIK No. 0001838666

Ladies and Gentlemen:

On behalf of our client, Build Acquisition Corp. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated February 18, 2021 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement (CIK No. 0001838666) on Form S-1, confidentially submitted to the SEC on January 22, 2021 (the “Draft Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR its Registration Statement on Form S-1, responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Registration Statement on Form S-1

Stockholders May Not Have the Ability to Approve Our Initial Business Combination, page 108

1.	Please clarify how you will notify your public stockholders that you intend to enter into an initial business combination.

In response to the Staff’s comment, the Company has revised and supplemented its disclosure on page 108 of the Registration Statement.

Manner of Conducting Redemptions, page 111

2.	Please clarify whether public stockholders must vote against the initial business combination in order to redeem their shares.

In response to the Staff’s comment, the Company has revised its disclosure on pages 27, 112, 119, 125 and F-8 of the Registration Statement.

Proposed Business

Tendering Stock Certificates in Connection with a Tender Offer or Redemption Rights, page 113

3.

You state at the end of this section that you may try to complete a business combination until 24 months from the closing of the offering or during any Extension Period. Please disclose how long you can extend the time period for completing an initial public offering, whether you need stockholder approval for the extension and whether stockholders will have the right to redeem their shares prior to any extension.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 20, 32, 33, 45, 55, 56, 67, 114, 115, 117, 119, 120, 125, 138, 143, 149 and 150 of the Registration Statement.

*****

We thank the Staff in advance for its consideration of the Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at 713.354.4880.

Very truly yours,

/s/ William B. Nelson

cc:	A. Lanham Napier, Build Acquisition Corp.

Zeynep Young, Build Acquisition Corp.

Tanner Cerand, Build Acquisition Corp.

Chris Forrester, Shearman & Sterling LLP

Minkyu Park, Shearman & Sterling LLP

2